SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 10)

                           GREY ADVERTISING INC.
                              (Name of Issuer)

                    Common Stock, par value $1 per share
 Limited Duration Class B Common Stock, par value $1 per share
                      (Title of Class and Securities)

                                397838 10 3
                                397838 20 2
                   (CUSIP Number of Class of Securities)

                          Edward H. Meyer, Trustee
                              777 Third Avenue
                            New York, NY  10017
                               (212) 546-2000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                          David J. Friedman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                         New York, New York  10022
                              (212)  735-3000

                             December 31, 1998
                       (Date of Event which Requires
                         Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement
      because of Rule 13d-1(b)(3) or (4), check the following:         ( )



                                SCHEDULE 13D

 CUSIP No. 397838 10 3
           397838 20 2

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 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

 Voting Trust established pursuant to the Voting Trust Agreement dated as of February 24, 1986, as amended and restated as of August 31, 1987 and March 21, 1994, as amended March 10, 1995 and as amended as of April 10, 1996.
 ----------------------------------------------------------------------------

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                   (a)  ( )
                                                   (b)  (X)

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 (3)  SEC USE ONLY


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 (4)  SOURCE OF FUNDS

      N/A

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 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

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 (6)  CITIZENSHIP OR PLACE OR ORGANIZATION

      DELAWARE

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                           (7)  SOLE VOTING POWER
      NUMBER OF                 Voting Trust established 1986
       SHARES
     BENEFICIALLY               157,521 shares of Common Stock
       OWNED BY                 150,073 shares of Class B Stock
        EACH               --------------------------------------------------
      REPORTING
       PERSON              (8)  SHARED VOTING POWER
        WITH
                                      None
                           --------------------------------------------------
                           (9)  SOLE DISPOSITIVE POWER

                                      None
                           --------------------------------------------------
                           (10) SHARED DISPOSITIVE POWER

                                      None

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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Voting Trust established 1986:

      157,521 shares of Common Stock
      150,073 shares of Class B Stock

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 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES( )


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 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      Voting Trust established 1986:

      16.0% of Common Stock
      58.6% of Class B Stock

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 (14) TYPE OF REPORTING PERSON

      00




 Item 1.   SECURITY AND ISSUER

           This Amendment No. 10 hereby amends and supplements the Statement on Schedule 13D, dated as of July 1, 1986, filed by Edward H. Meyer and Ronald A. Nicholson as Trustees, as amended by Amendments No. 1 through 9 to the Statement on Schedule 13D, respectively dated as of October 6, 1987, June 8, 1992, February 3, 1993, May 24, 1993, May 21, 1994, March 10, 1995,
 April 30, 1996, February 12, 1997 and January 28, 1998, filed by Edward H. Meyer as Trustee. These filings relate to the shares of Common Stock, par value $1 per share (the "Common Stock"), and the shares of Limited Duration Class B Common Stock, par value $1 per share (the "Class B Stock"), (the Common Stock and Class B Stock being hereinafter collectively referred to as the "Shares") of Grey Advertising Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 777 Third Avenue, New York, New York 10017.

 Item 5.   INTEREST IN SECURITIES OF THE ISSUER

           (a)-(c) The aggregate number of Trust Shares held by the Voting Trust as of December 31, 1998 was 157,521 shares of Common Stock (approximately 16.0% of the shares of Common Stock outstanding(1)) and 150,073 shares of Class B Stock (approximately 58.6% of the shares of Class
 B Stock outstanding) which collectively represents approximately 42.8% of the votes entitled to be cast at a meeting of stockholders of the Company.(2)

--------------------------
  1 On December 31, 1998, 982,091 shares of Common Stock and 256,003 shares of Class B Stock were outstanding.

  2 Voting power percentages included herein reflect the voting rights of the Common Stock, the Class B Stock, the Series 1 Preferred Stock, the Series I Preferred Stock, the Series II Preferred Stock and the Series III Preferred Stock; however, the per-centages do not reflect conversion of the Debentures or the exercise of Options, except where indicated.



           Mr. Meyer, by virtue of his position as Voting Trustee, may be deemed to have the power to vote the Trust Shares and may therefore be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), to own beneficially such Trust Shares.

           As of December 31, 1998, each of the Beneficiaries set forth in the following table has deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock, (ii) shares of Class B Stock and (iii) votes entitled to be cast at a meeting of stockholders of the Company.

      Name                          Address

 Nancy Bachrach                777 Third Avenue
                               New York, NY  10017

 Robert C. Burruss             777 Third Avenue
                               New York, NY  10017

 Carolyn Carter                777 Third Avenue
                               New York, NY  10017

 Frank W. Clarke               777 Third Avenue
                               New York, NY  10017

 Joshua K. Dammers             777 Third Avenue
                               New York, NY  10017

 Rebecca A. Dammers            777 Third Avenue
                               New York, NY  10017

 Erica H. Feigin               777 Third Avenue
                               New York, NY  10017

 Steven G. Felsher             777 Third Avenue
                               New York, NY  10017

 Steven G. and                 777 Third Avenue
 Susan Felsher                 New York, NY  10017

 Alan B. Fendrick              777 Third Avenue
                               New York, NY  10017

 Beverly R. Fendrick           30 Canterbury Road
                               White Plains, NY  10607

 Sarah Fendrick                777 Third Avenue
                               New York, NY  10017

 Warren Fischer                777 Third Avenue
                               New York, NY  10017

 Jonathan E. Fox               777 Third Avenue
                               New York, NY  10017

 Robert Giacomino              777 Third Avenue
                               New York, NY  10017

 Richard Krain                 777 Third Avenue
                               New York, NY  10017

 Neil Kreisberg                777 Third Avenue
                               New York, NY  10017

 Kenneth Levy                  777 Third Avenue
                               New York, NY  10017

 John Marder                   777 Third Avenue
                               New York, NY  10017

 James Morrissey               777 Third Avenue
                               New York, NY  10017

 Stephen Novick                777 Third Avenue
                               New York, NY  10017

 Clifford Rosen                14 Halley Drive
                               Pomona, NY  10970

 Corey Rosen                   14 Halley Drive
                               Pomona, NY  10970

 Robert Skollar                777 Third Avenue
                               New York, NY  10017

 David A. Stickles             777 Third Avenue
                               New York, NY  10017

 Lawrence B. and               777 Third Avenue
 Maureen Varnes                New York, NY  10017

 Milton Weinstock              1572 54th Street
                               Brooklyn, NY  11219

 Elliot Weinstock              1572 54th Street
                               Brooklyn, NY  11219

 Steven Weinstock              1572 54th Street
                               Brooklyn, NY  11219

 George Wiedemann              875 Third Avenue
                               New York, NY  10017

 Jerry Zaret                   777 Third Avenue
                               New York, NY  10017


           As of December 31, 1998, each of the Beneficiaries set forth in the following table has deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and between 1% and 2% of the total number of shares of Class B Stock.

      Name                          Address

 Robert Berenson               777 Third Avenue
                               New York, NY  10017

 Steven Dammers                777 Third Avenue
                               New York, NY  10017

 John Alexander Gerster        777 Third Avenue
                               New York, NY  10017

 Clark Montgomery              777 Third Avenue
                               New York, NY  10017

 C. Jeffrey Stein              777 Third Avenue
                               New York, NY  10017


           As of December 31, 1998, (A) Anthony E. Meyer and Margaret A. Meyer, each having the address 777 Third Avenue, New York, NY 10017, have each deposited Shares in the Voting Trust equal to less than 1% of the total number of shares of Common Stock; and between 1% and 2% of the total number of (i) shares of Class B Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and (B) Edward H. Meyer, whose address is 777 Third Avenue, New York, NY 10017, has deposited Shares in the Voting Trust equal to (i) approximately 10.5% of the total number of shares of Common Stock, (ii) approximately 43.0% of the total number of shares of Class B Stock and (iii) approximately 31.1% of the total number of votes entitled to be cast at a meeting of stockholders of the Company (exclusive of any voting rights Mr. Meyer may have with respect to the Series I Preferred Stock, Series II Preferred Stock, and the Series III Preferred Stock).

           Mr. Meyer disclaims beneficial ownership of 7,000 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children, and of 45,994 shares of Common Stock and 56,944 shares of Class B Stock (approximately 4.7% and 22.2%, respectively, of the outstanding Common Stock and Class B Stock) held in the Company's Employee Stock Ownership Plan (the "ESOP"), as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

           In addition, the Beneficiaries have the right to acquire an aggregate of 8,000 shares of Common Stock at exercise prices between $148.50 and $332.50 through the exercise of outstanding options ("Options") within the sixty days following December 31, 1998. Pursuant to the terms of the Amended and Restated 1994 Agreement, the Beneficiaries have severally agreed that upon exercise, such Shares would be transferred into the Voting Trust and held subject to the Amended and Restated 1994 Agreement.

           Mr. Meyer is also the beneficial owner of $3,025,000 principal amount of the Company's 81/2% Convertible Subordinated Debentures ("Debentures"). The Debentures are convertible at any time into shares of Common Stock and shares of Class B Stock at an initial conversion price of $118.59 per share (subject to adjustment for certain events). As of July 29, 1996, the Company and Mr. Meyer entered into an Extension Agreement which extended the maturity date to December 31, 2003.

           Including the Shares issuable upon the exercise of the Options and the conversion of the Debentures, the Voting Trust would be deemed to beneficially own, pursuant to Rule 13d-3 under the Act, (i) 263,041 shares of Common Stock (approximately 26.8% of the shares of Common Stock outstanding, assuming the Shares exercisable upon conversion of the Debentures and exercise of the Options were outstanding for the purposes of this calculation only), (ii) 175,593 shares of Class B Stock (approximately 68.6% of the shares of Class B Stock outstanding, assuming the Shares exercisable upon conversion of the Debentures were outstanding for the purposes of this calculation only) and (iii) 2,018,971 votes entitled to be cast at a meeting of stockholders of the Company (approximately 52.1% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming such additional Shares were outstanding). These numbers do not reflect any Shares held by various benefit plans of the Company of which Mr. Meyer is a member of the committees administrating such plans.


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  February 8, 1999


 VOTING TRUST established
 pursuant to the Voting Trust
 Agreement dated as of February
 24, 1986, as amended and
 restated as of August 31, 1987
 and again amended and restated
 as of March 21, 1994 and again
 amended as of April 10, 1996 and as
 of February 12, 1997




   /s/ Edward H. Meyer
 -----------------------------------
 Edward H. Meyer, as Trustee